

Mail Stop 3561

November 18, 2015

Via E-mail
Joseph A. Carlucci
Chairman and Chief Executive Officer
American Renal Associates Holdings, Inc.
500 Cummings Center, Suite 6550
Beverly, Massachusetts 01915

> **Re: American Renal Associates Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 10, 2015**
> **File No. 333-206686**

Dear Mr. Carlucci:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2015 letter.

Certain Relationships and Related Party Transactions, page 155

Contribution Agreement, NewCo Distribution and Loan Servicing Agreement, page 159

1. We note your response to comment 7. Please also disclose the approximate dollar value of the amount of each related person's interest in the transaction. See Item 404(a)(4) of Regulation S-K.

<u>Notes to Consolidated Financial Statements, page F-44</u>

<u>Basis of Presentation and Consolidation</u>

2. We note your response to comment 6 and your analysis of the possibility you may be required to consolidate NewCo as a variable interest entity (VIE) under ASC 810. We also note you concluded NewCo is a variable interest entity, the company does hold a variable interest in the new entity but the company is not the primary beneficiary because it did not satisfy the power criterion. Please help us better understand how you reached your conclusion in view of the related parties with ownership interests in NewCo that are disclosed on page 159. In doing so please tell us the following:

   - Tell us how you separately assessed each party within the group to determine if any single party meets both the power and losses/benefits criteria on its own, as if no related party relationship existed, in your identification of the primary beneficiary.

   - If no single party in the related party group meets both the power and losses/benefit criteria tell us if the related party group as a whole meets these two criteria. If so tell us how you identified the primary beneficiary within the group based on your analysis to identify the related party most closely associated with the VIE. Please include your analysis of all the relevant facts and circumstances including:

       o existing principal/agency relationships between parties;
       o the relationship and significance of VIE activities to the related parties;
       o exposure to variability associated with anticipated economics; and
       o the design of the VIE.

   With regard to concept of anticipated economics, tell us how the company's financial responsibility to repay the clinic loans as well as ARA OpCo's guarantee of these borrowings both before and after a contingent event of default factored into your assessment of the power criterion in identifying the primary beneficiary.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3781 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Michael D. Nathan, Esq.
    Simpson Thacher & Bartlett LLP